Exhibit 3
▼ FOLD AND INSERT IN ENVELOPE PROVIDED ▼

ELLOMAY CAPITAL LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 20, 2011

The  undersigned, a shareholder of Ellomay Capital Ltd., an Israeli company (the “Company”), revoking any previous proxies, does hereby appoint Kalia Weintraub and Eran Zupnik (each of them hereinafter, the “Proxy”), or either one of them, with the full power of substitution, and hereby authorizes the Proxy to represent and to vote, as designated on the reverse side, all ordinary shares, NIS 10.00 nominal value per share, of the Company held of record by  the  undersigned  at  the  close  of  business  on  November  21,  2011, at the Annual  Meeting of  Shareholders of the Company to be held at the offices of the Company at 9 Rothschild Boulevard, 2nd Floor, Tel-Aviv 66881, Israel, on December 20, 2011, at 11:00 a.m., Israel time (the “Shareholders Meeting”), and any adjournment(s) thereof.

WHEN PROPERLY MARKED AND EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1, 2, 3, 4 AND 5. PLEASE NOTE THAT YOU ARE REQUIRED TO INDICATE WHETHER OR NOT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST, AS THE CASE MAY BE, IN CONNECTION WITH THE APPROVAL OF PROPOSALS 2A, 3 AND 5A BY MARKING ITEMS 2B AND 5B, WHETHER YOU VOTE FOR OR AGAINST SUCH PROPOSALS.  IF YOU FAIL TO MARK ITEM 2B AND/OR ITEM 5B, YOUR VOTE WILL NOT BE COUNTED WITH RESPECT TO THE RELEVANT PROPOSALS, WHETHER OR NOT A VOTE WITH RESPECT TO SUCH PROPOSALS IS MARKED.   IF YOU PROPERLY MARK ITEM 2A AND ITEM 5B, AND NO DIRECTION IS MADE UNDER THE RELEVANT PROPOSALS, THIS PROXY WILL BE VOTED “FOR” SUCH UNMARKED PROPOSALS.

With respect to any additional matters as may properly come before the Shareholders Meeting and any adjournment or postponement thereof, said Proxy will vote in accordance with her or his discretionary authority and best judgment.

Return of your proxy does not deprive you of your right to attend the Shareholders Meeting, to revoke the proxy or to vote your shares at the Shareholders Meeting in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Shareholders Meeting.

(Continued, and to be marked, dated and signed, on the other side)

PROXY CARD	Please mark your votes like this	☒

			FOR all Nominees	WITHHOLD AUTHORITY for all Nominees	FOR all Nominees except (see instructions below)
1.	To elect five members of the Board of Directors to hold office until the next annual meeting of shareholders and until their respective successors are duly elected and qualified. The nominees are:		☐	☐	☐

	NOMINEES:	01) Shlomo Nehama
02) Ran Fridrich
03) Hemi Raphael
04) Oded Akselrod
05) Anita Leviant

To withhold authority to vote for any individual nominee, mark “For All Except” and write the nominee’s number on the line below.

2A.	To elect Mordechai Bignitz as an external director.		FOR ☐	AGAINST ☐	ABSTAIN ☐

2B.
In connection with Proposal 2A above and Proposal 3 below, please indicate whether you are a controlling shareholder or have a personal interest in these Proposals (excluding a personal interest that is not related to a relationship with the controlling shareholders) and, if you indicate YES, please provide details.
			YES ☐	NO ☐

3.	To approve the terms of service of the external director as set forth in the accompanying Proxy Statement		FOR ☐	AGAINST ☐	ABSTAIN ☐

4.
To appoint Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2011, and until the next annual meeting of shareholders, and that the Board of Directors, following the approval of the Audit Committee, be, and it hereby is, authorized to approve the payment of fees of said independent auditors, considering the volume and nature of their services.
			FOR ☐	AGAINST ☐	ABSTAIN ☐

5A.
To approve the extension of the Management Services Agreement among the Company, Meisaf Blue & White Holdings Ltd. and Kanir Joint Investments (2005) Limited Partnership for an additional three-year period as set forth in the accompanying Proxy Statement.
			FOR ☐	AGAINST ☐	ABSTAIN ☐

5B.	In connection with Proposal 5A above, please indicate whether you have a “personal interest” in the approval of the Proposal and, if you indicate YES, please provide details.		YES ☐	NO ☐

▼ FOLD AND INSERT IN ENVELOPE PROVIDED ▼

NOTE: Your signature should appear the same as your name appears hereon. In signing as attorney, administrator, executor, trustee or guardian, please indicate the capacity in which signing. If two or more persons are joint owners of a share, this instrument must be executed by the person who is registered first in the Company’s Register of Members. When a proxy is given by a corporation, it should be signed by an authorized officer using the corporation’s full name and the corporate seal, if any, affixed. When a proxy is given by a partnership, it should be signed by an authorized person using the partnership’s full name. PLEASE MARK, DATE, SIGN AND RETURN THE PROXY CARD PROMPTLY USING THE SELF-ADDRESSED ENVELOPE ENCLOSED.

COMPANY ID:

PROXY NUMBER:

ACCOUNT NUMBER:

Signature	Signature	Date	, 2011